UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

11 December  2015
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Standard Form TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
CRH plc

2. Reason for the notification (please place an X inside the appropriate bracket/s):
[ X ] An acquisition or disposal of voting rights
[ ] An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
[ ] An event changing the breakdown of voting rights
[ ] Other (please specify)

3. Full name of person(s) subject to notification obligation:
BlackRock, Inc.

4. Full name of shareholder(s) (if different from 3):
See Section 9

5. Date of transaction (and date on which the threshold is crossed or reached):
08th December 2015

6. Date on which issuer notified:
10th December 2015

7. Threshold(s) that is/are crossed or reached:
Total holding has gone below 9%

8. Notified Details:
A: Voting rights attached to shares

Class/type of shares (if possible use ISIN CODE)	Situation previous to the triggering transaction
	Number of shares	Number of voting rights
Ordinary Shares (IE0001827041)	74,466,025	74,466,025

	Resulting situation after the triggering transaction
Class/type of shares (if possible use ISIN CODE)	Number of shares	Number of voting rights		% of voting rights
		Direct	Indirect	Direct	Indirect
Ordinary Shares (IE0001827041)	N/A	N/A	74,030,167	N/A	8.99%
SUBTOTAL A (based on aggregate voting rights)		74,030,167		8.99%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	Number of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B) (where applicable in accordance with national law)	Number of voting rights	% of voting rights
74,030,167	74,030,167	8.99%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Each of the following entities, which are wholly owned subsidiaries of BlackRock, Inc., hold the following interests in voting rights in their capacity as Investment Manager on behalf of clients:

Investment Manager	Voting Rights	%
BlackRock Investment Management (UK) Limited	32,115,234	3.90%
BlackRock Advisors (UK) Limited	15,570,465	1.89%
BlackRock Institutional Trust Company, National Association	10,839,772	1.32%
BlackRock Fund Advisors	9,719,905	1.18%
BlackRock Investment Management, LLC	1,335,862	0.16%
BlackRock Asset Management Deutschland AG	1,009,037	0.12%
BlackRock Japan Co., Ltd.	993,530	0.12%
BlackRock (Isle of Man) Limited	522,398	0.06%
BlackRock Advisors, LLC	432,525	0.05%
BlackRock Financial Management, Inc.	337,599	0.04%
BlackRock International Limited	325,111	0.04%
BlackRock Asset Management Canada Limited	319,756	0.04%
BlackRock (Netherlands) B.V.	273,486	0.03%
BlackRock Investment Management (Australia) Limited	216,606	0.03%
BlackRock (Singapore) Limited	13,433	0.00%
BlackRock Asset Management North Asia Limited	5,448	0.00%

10. In case of proxy voting:

11. Additional information:
Done at 12 Throgmorton Avenue, London, EC2N 2DL, U.K. on 10th December 2015.

12. Contact name:
Neil Colgan
Company Secretary

13. Contact telephone number:
+353 1 634 4340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date: 11 December 2015

By:___/s/Maeve Carton___
M. Carton
Finance Director